Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

May 19, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on May 17, 2012

Dear Division of Corporation Finance,

The following is in response the Division's most recent comment. Seven copies of the amended Offering Circular and Exhibits were mailed to your office.

Security Ownership of Management and Certain Security Holders, page 29

1. *We note your revised disclosure in response to our comment issued on April 27, 2012 and we reissue the comment. Specifically, we note that your revised disclosure accounts for the $200 cash portion of the consideration given for AFA Investments, LLC's interest in the company but that you omit the remaining $7,915 in other consideration previously reported in your offering statement. Revise your offering statement to reconcile the total consideration value and nature of such consideration or advise.*

Company's Response:
On August 10th 2011, AFA Investments, LLC contributed $200 in cash to Texaplex Properties, LLC in exchange for 100% ownership. The assets previously reported in the Circular – prior to March 31, 2102 – (computer, furniture etc.) were gifted to the Company on August 15, 2011. These tangible assets, listed on the current balance sheet were originally valued by the Company at $7,915. When Rucci, Bardaro and Barrett, P.C., an independent accounting firm, performed the audit, they depreciated and valued the tangible assets from $7,915 to $3,857. This adjustment is also reflected in the Company's amended balance sheet dated December 31, 2011. There was an additional $400 cash contribution from AFA Investments, LLC to the Company on December 1, 2011 and therefore, the Company's total assets are now $4,457 ($600 in cash and $3,857 in tangible assets) and their nature and values are shown on the balance sheet.

Per the above comment, the narrative on pg. 29 was expanded to include the sequential disclosure of the transactions pertaining to AFA Investments, LLC transferring assets to Texaplex Properties, LLC and the reference to the Company's balance sheet that lists all Company's assets in terms of their nature and values.

The Issuer:
Texaplex Properties, LLC
Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Texaplex Properties, LLC
(Exact name of issuer as specified in its charter)

The State of Massachusetts Limited Liability Company
(State or other jurisdiction of incorporation or organization)

276 Washington Street #305, Boston, MA 02108 Tel: (617) 504-3605
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108 Tel: (617) 504-3605
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513	45-2937172
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS I.

Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 486 (02-08)

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. **Significant Parties**

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Issuer's directors: Frank J. Addivinola, Jr., 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

Angelica Chuvilina, 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

(b) Issuer's officers: Frank J. Addivinola, Jr., Esq., Chief Executive Officer, Chief Financial Officer

Angelica Chuvilina, Chief Operating Officer

(c) Issuer's general partners: Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities:
AFA Investments, LLC owns 100% of Texaplex Properties, LLC.
AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108
Managers: Frank J. Addivinola, Jr., 1 Longfellow Place, #2620, Boston, MA 02114
Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:
AFA Investments, LLC is owned jointly by the Company's Officers:
51% – Frank J. Addivinola, Jr., 1 Longfellow Place, #2620, Boston, MA 02114
49% – Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(f) promoters of the issuer: AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108
Frank J. Addivinola, Jr., Esq., 1 Longfellow Place, #2620, Boston, MA 02114
Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(g) affiliates of the issuer: AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108
Frank J. Addivinola, Jr., Esq., 1 Longfellow Place, #2620, Boston, MA 02114
Angelica Chuvilina, 1 Longfellow Place, #2620, Boston, MA 02114

(h) counsel to the issuer with respect to the proposed offering:
Law Office of Frank J. Addivinola, Jr., 276 Washington Street #305, Boston, MA 02108

(i) each underwriter with respect to the proposed offering: None
(j) the underwriter's directors: Not applicable
(k) the underwriter's officers: Not applicable
(l) the underwriter's general partners: Not applicable
(m) counsel to the underwriter: Not applicable

ITEM 2. **Application of Rule 262**

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of the persons or entities listed in Item 1 is subject to the disqualification provisions of Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3.   Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed Offering involves the resale of securities by affiliates.

ITEM 4.   Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The Company does not use underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Offering will be registered in the Commonwealth of Massachusetts and the securities will be offered directly to investors in Massachusetts. The solicitation methods will include direct mail marketing, media advertising, investor referral (no commissions paid) and direct personal contact with potential investors.

The issuer's Officers – Mr. Addivinola and Ms. Chuvilina – will participate in the offering of securities by conducting the above marketing. Mr. Addivinola will act as the primary contact for the potential investors in this Offering. AFA Investments, LLC and the issuer's Officers are not offered a compensation in connection with sale of the securities and do not act as broker-dealers.

ITEM 5.   Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Not applicable.

(2) the title and amount of securities issued;

None

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable.

(4) the names and identities of the persons to whom the securities were issued.

Not applicable.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No such arrangement.

(2) To stabilize the market for any of the securities to be offered;

No such arrangement.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such arrangement.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The Company hereby discloses that the legal services associated with this Offering are provided by Law Office of Frank J. Addivinola, Jr., whereby the Chief Executive Officer (CEO) & Chief Financial Officer (CFO) of the Company – Frank J. Addivinola, Jr. – is a principal. Mr. Addivinola is the ultimate person to make decisions for the Company throughout its existence. Additionally, Frank J. Addivinola, Jr. is the Manager of AFA Investments, LLC. AFA Investments, LLC, is the Manager of the Company and the promoter of this Offering.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication of solicitation of any type was used prior to the filing of this notification.